JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

May 18, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Trust I (“Trust”);

File Nos. 333-103022 and 811-21295

Dear Mr. Di Stefano:

This letter is in response to the comments you gave to me on Friday, April 30, 2010 with respect to the JPMorgan Alternative Strategies Fund (the “Fund”) filed on March 17, 2010 as Post-Effective Amendment No. 105 to the Trust’s Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 106 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended.

Our responses to your comments are set forth below.  We will incorporate any changes to the Trust’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on June 2, 2010.

Fees and Expenses of the Fund

1.

Comment:  Please revise the first sentence so that “tables describe” is changed to “table describes.”

Response:  We respectfully disagree and believe that the current wording is correct.

2.

Comment:  Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response:  Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $ 1 million” in the disclosure.

3.

Comment:  The first footnote under the “Annual Fund Operating Expenses” table should be revised to read as follows:

“~~Remainder of~~ Other Expenses” and “Acquired Fund Fees and Expenses (Underlying Fund)” are based on estimated amounts for the current fiscal year.”

Response:   The change will be made.

4.

Comment:  The second footnote under the “Annual Fund Operating Expenses” table provides as follows:

“This contract continues through 6/30/11 at which time the Service Providers will determine whether or not to renew or revise it.”

Please replace “at which time the Service Providers will determine whether or not to renew or revise it” with disclosure that describes the circumstances under which the expense limitation agreement can be terminated.

Response:  We believe the current disclosure complies with the requirements of Form N-1A.  The expense limitation agreement does not provide a means for its termination before its expiration date. The disclosure in the current footnote is designed to reflect that the Service Providers do not have the option of terminating the expense limitation agreement prior to the termination date.

Main Investment Strategies

5.

Comment:  The prospectus indicates that the “Fund may invest in a broad range of alternative or non-traditional asset classes and strategies.”  The prospectus goes on to provide that such assets classes and strategies “may include but are not limited to: market neutral strategies, commodities, real estate, inflation-protected, high yield (junk bonds) and emerging markets.” The prospectus should disclose the list of principal alternative strategies/asset classes the Fund intends to use and should not use “including but not limited to” language.  Please verify that the prospectus discloses the principal strategies and delete the “including but not limited to” language.

Response:  The disclosure will be revised to provide as follows:

“The Fund may invest in a broad range of alternative or non-traditional asset classes and strategies which include: market neutral strategies, commodities, real estate, inflation-protected, high yield (junk bonds) and emerging markets. These assets classes typically have a low correlation to the performance of the broad U.S. stock and bond markets ~~and may include but are not limited to: market neutral strategies, commodities, real estate, inflation-protected, high yield (junk bonds) and emerging markets~~.

6.

Comment: Please provide additional disclosure describing how the Adviser determines to sell securities.

Response:  The disclosure will be revised as follows:

“In allocating the Fund’s assets across these alternative and non-traditional asset classes and strategies, the Fund’s adviser considers a number of factors including: the market and economic environment, the adviser’s outlook for various asset classes, inflation risk and the correlation between asset classes. The adviser determines the strategic weight for each asset class by using three- to five-year and 10- to 15- year outlooks.  In determining whether to buy or sell securities, ~~Taking a long term approach,~~ the adviser takes a long term approach and considers whether it believes the investments will perform well over time while seeking to limit volatility and inflation risk in the portfolio.  The adviser may periodically rebalance assets and make strategic or tactical changes to the portfolio in response to changing market and economic conditions.”

7.

Comment: Please delete the following sentence.  “Additional information about these types of investments may be found in investment practices.”

Response: The proposed revision will be made.

8.

Comment:  Please describe any limitations on the ranges that may be allocated to asset classes or strategies.

Response:  There are no percentage limitations on the amount that may be allocated to asset classes/strategies although the portfolio management team does not anticipate allocating100% of the Fund’s assets to any one strategy.  The following disclosure will be added to the Investment Strategy section:

“The Fund may invest a significant amount of its assets in a single alternative asset class and/or strategy.”

Main Investment Risks

9.

Comment:  Strategy Risk – The disclosure provides as follows:

“These strategies involve complex securities transactions that involve risks different than direct equity investments.  Losses on short sales are potentially unlimited.”

Please include disclosure concerning the additional risks.

Response: The disclosure will be revised as follows:

“These strategies involve complex securities transactions that require the Fund or an underlying fund to borrow securities. ~~that require the underlying fund to borrow securities to sell short involve risks different than direct equity investments~~. The Fund or the underlying fund may not be able to borrow a security it wishes to sell short or may have to purchase a borrowed security in the market to return it to the lender at a disadvantageous time or price. Losses on short sales are potentially unlimited because there is no upward limit on the price a borrowed security could attain.”

10.

Comment:  Foreign Securities and Emerging Market Risk – The disclosure references foreign issuers.  Please disclose whether the Fund will invest in securities from developed markets in addition to emerging markets.

Response: The Fund may invest in developed international markets to gain exposure to alternative asset classes such as commodities.  We will include disclosure in the discussion of investment instruments that clarifies that the Fund may invest in both developed and emerging markets.

Management

11.

Comment:  Pursuant to Item 5, please strike all of the disclosure from the paragraph preceding the table so that it reads as follows:

J.P. Morgan Investment Management Inc. ~~serves as investment adviser to the Fund. The primary portfolio managers for the Fund are:~~

Response:  We respectfully disagree with the proposed comment. We do not agree that Instruction 5 prohibits a Fund from providing narrative disclosure concerning the identity of the investment adviser or the purpose of the table. We believe that the current disclosure presents the information in a useful format that will be helpful to investors.

Additional Information About the Fund’s Investment Strategies

12.

Comment: Please change the heading to read “Additional Information About the Fund’s Principal Investment Strategies” if the section only discusses principal investment strategies.

Response:  The proposed revision will be made.

13.

Comment:  Please disclose whether shareholders will be notified in advance (and the time period for such notice) if the Fund changes its non-fundamental investment objectives or policies.

Response:  We do not believe that the Form requires the requested disclosure.  We expect to provide shareholders with reasonable notice of changes to a Fund’s non-fundamental investment objective or material policies but do not believe that the Fund has the obligation to do so within a set timeframe.

14.

Comment:  If the Fund expects to engage in active and frequent trading, please include high portfolio turnover risk disclosure and the disclosure required by Instruction 7 to Item 9 of Form N-1A.

Response:  The Fund does not expect to engage in active and frequent trading and anticipates having a portfolio turnover rate of under 100.

15.

Comment:  Please indicate which risks are principal and which risks are not.

Response:  All risks described in the section are principal risks and the disclosure expands on the summary risk disclosure in the Risk/Return Summary. The paragraph will be revised to clarify that the disclosure is limited to principal risks.

Investment Risks

16.

Comment:  Please delete the following paragraph as it is not responsive to Item 9.

“Please note that the Fund also may use strategies that are not described herein, but which are described in Risk and Reward Elements for the Fund and the Investment Practices later in the prospectus and the Statement of Additional Information.”

Response:  We respectfully disagree.  The disclosure provides a reference to shareholders who may want information on non-principal strategies.  For example, certain shareholders may need this information to determine whether the Fund is a permissible investment for them under state or federal law that restricts the types of investments they may make either directly or indirectly.

17.

Comment:  In the Investment Company and ETF Risk, please disclose that investments in the underlying funds present a conflict of interest risk.

Response:  The disclosure will be revised to provide as follows:

“Because the Fund’s adviser or its affiliates provide services to and receive fees from the underlying funds, investments in a fund benefit the adviser and/or its affiliates and may create a conflict of interest.”

We hereby acknowledge on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2)  Comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary